Exhibit 99.1

OPERATING AND FINANCIAL REVIEW OF VCI GLOBAL LIMITED AND ITS SUBSIDIARIES.

The following discussion and analysis are intended to help investors understand the significant factors affecting our results of operations, financial condition, liquidity and capital resources. You should read this discussion together with our unaudited financial statements and related notes in Exhibit 99.2 of this Current Report on Form 6-K (this “Form 6-K”). Also read our audited consolidated financial statements and related notes included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (“2023 Form 20-F, filed with the Securities and Exchange Commission on April 30, 2024. The following discussion and analysis contain forward-looking statements that reflect our plans, estimates and beliefs. Actual results could differ materially from those discussed in the forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in the 2023 Form 20-F.

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of our unaudited consolidated financial statements as of June 30, 2024 and for the six months ended June 30, 2024 and June 30, 2023.

Our interim results of operations are not necessarily indicative of the results to be expected for the full fiscal year. Any monetary amounts listed in the paragraphs of the following discussion and analysis are approximate figures taken from the applicable table.

Overview

We are a multi-disciplinary consulting group with key advisory practices in the areas of business and technology. Each of our segments and practices is staffed with consultants recognized for their wealth of knowledge and established track records of delivering impact. With our core group of experts experienced in corporate finance, capital markets, legal, and investor relations, we illuminate our clients’ paths to success by helping them foresee impending challenges and identify business opportunities. We leverage our in-depth expertise to assist clients in creating value by providing profitable business ideas, customizing bold strategic options, offering sector intelligence, and equipping clients with cost-saving solutions for lasting growth.

Since our inception in 2013, we have been delivering our services to companies ranging from small-medium enterprises and government-linked agencies to publicly traded conglomerates across a broad array of industries. Our business operates solely in Malaysia, with clients predominantly from Malaysia, and some engagements with clients from China, Singapore and the United States.

A.	Operating Results

Results of Operations

The results of operations presented below should be reviewed in conjunction with our financial statements and related notes in Exhibit 99.2 of this Form 6-K. The following table sets forth our results of operations for the periods indicated:

	Six months ended June 30, 2024		Six months ended June 30, 2023
	RM	USD	RM	USD
Revenue	61,483,330	13,033,862	44,463,195	9,525,310
Revenue – related party	3,268,262	692,839	-	-
Total revenue	64,751,592	13,726,701	44,463,195	9,525,310
Other income	491,401	104,172	1,054,906	225,992
Cost of services	(3,981,563)	(844,052)	(6,049,234)	(1,295,922)
Depreciation	(510,568)	(108,235)	(274,425)	(58,790)
Directors’ fees	(10,672,584)	(2,262,483)	(5,435,664)	(1,164,477)
Employee benefits expenses	(7,705,426)	(1,633,475)	(7,770,225)	(1,664,608)
Impairment allowance on trade receivables	(368,459)	(78,110)	-	-
Rental expenses	(269,160)	(57,059)	(149,951)	(32,124)
Legal and professional fees	(3,531,157)	(748,571)	(1,473,823)	(315,736)
Finance cost	(28,786)	(6,102)	(15,875)	(3,401)
Other operating expenses	(11,935,191)	(2,530,143)	(3,668,557)	(785,912)
Profit before income tax	26,240,099	5,562,643	20,680,347	4,430,332
Income tax expense	(826,402)	(175,189)	(626,143)	(134,138)
Profit for the period	25,413,697	5,387,454	20,054,204	4,296,194
Other comprehensive income/(loss):
Currency translation arising from consolidation	-	-	1,272,834	272,678
Fair value adjustment on financial assets measured at fair value through other comprehensive income	(5,536,577)	(1,173,700)	-	-
Transfer upon disposal of equity instruments	(7,018,825)	(1,487,922)	-	-
Total comprehensive income for the period	12,858,295	2,725,832	21,327,038	4,568,872

Profit attributable to:
Equity owners of the Company	27,909,404	5,916,519	21,203,387	4,542,382
Non-controlling interests	(2,495,707)	(529,065)	(1,149,183)	(246,188)
Total	25,413,697	5,387,454	20,054,204	4,296,194

Earnings per share - Basic and diluted	0.36	0.08	0.55	0.12

Revenue

Our revenue is driven in part by our ability to offer market-leading service offerings to add value to clients. We derive our revenues substantially from our business and technology consultancy service offerings and solutions that we deliver to our clients. Each contract has different terms based on the scope, deliverables, timing and complexity of the engagement.

Depending on the terms of the service engagement contract, our revenues are derived from a few principal types of billing arrangements as explained below:

Business Consultancy

●	Retainer Engagements

In our retainer based engagements, the client is billed according to the predetermined fees and billing period. The retainer fee is determined based on amongst others, the value, complexity and scale of the engagement. Throughout the period of the retainer engagement, we provide clients with holistic business or technology consulting services. It is the client’s expectation in these engagements that the pre-established fee will not be exceeded except in mutually agreed upon circumstances.

●	Performance-based Fees

In performance-based billing arrangements, we agree to a pre-established fee in exchange for a predetermined set of professional services. Generally, the client agrees to pay a fixed fee over the specified services engaged. We set the fees based on our estimates of the complexity, scale, costs and the time it would take to complete the engagements.

●	Success Fees

Similar to performance-based fees, success fees engagements generally tie fees to the attainment of contractually defined objectives or upon the closing of a project. We agree to a pre-established fee in exchange for a predetermined milestone. Success fee revenues may cause variations in our revenues and operating results due to the timing of achieving the criteria. Generally, success fee is either attained in the form of cash or shares in our clients’ companies. The latter opens the door for our clients and us to capitalize on forward-looking opportunities, to grow and to thrive together.

Technology Consultancy

Software is key to business efficiency as the right software solutions make a world of difference in the day-to-day business operations. Our aim is to optimize businesses’ operations with the right, cost-effective software solutions that improve business efficiency and productivity while reducing operating costs and saving time.

●	Consulting Fees

Clients are billed according to a predetermined consulting fee for a period of engagement. The consulting fee is determined based on amongst others the value, complexity, applicable program, required information technology (“IT”) professionals and skills, and the scale of the engagement. Throughout the engagement, we provide clients holistic technology consulting services. The right software solutions add value to business practices, and we achieve that by identifying and understanding the kinds of software most suited to the size, needs, and requirements of the client’s business and industry.

●	Development Fees

In our Technology segment, certain clients are billed based on the proprietary software developed in accordance with the requirements of the clients. We provide bespoke and customized program, software, and website development tailored to the needs of the clients’ business in facilitating the adoption and integration of technology to boost their business performance.

●	White Label Technology Fees

Our revenue under the technology segment also stems from providing white label technology whereby we purchase ready-made licensed software products and thereafter execute our rebranding and develop white label software that meets our clients’ needs. Apart from that, according to our clients’ requirements, we provide customization services on ready-made software.

●	Software as a Service (SaaS)

Moving forward, we have plans to expand our revenue model by adding SaaS via the development of a software licensing and delivery model in which software is licensed on a subscription basis and is centrally hosted.

The table below sets forth details of our revenue for the periods indicated.

	Six months ended June 30, 2024		Six months ended June 30, 2023	Change
	RM	USD	RM	%
Business strategy consultancy fee	52,647,479	11,160,748	20,789,179	153.24
Technology Development, Solutions and Consultancy	8,250,188	1,748,959	19,733,018	(58.19)
Interest income	3,193,950	677,086	1,118,641	185.52
Others	659,975	139,908	2,822,357	(76.62)
Total revenue	64,751,592	13,726,701	44,463,195	45.63

Our revenue increased by RM20.3 million, or 45.63%, to RM64.8 million ($13.7 million) for the six months ended June 30, 2024 compared to RM44.5 million ($9.5 million) for the six months ended June 30, 2023 , which was due to the increase in revenue from business strategy consulting.

The revenue from business strategy consultancy fee increased by RM31.9 million, or 153.24%, to RM52.6 million ($11.2 million) for the six months ended June 30, 2024 compared to RM20.8 million ($4.5 million) for the six months ended June 30, 2023.

Technology development, solutions and consultancy revenue decreased by RM11.5 million, or 58.19% to RM8.3 million ($1.7 million) for the six months ended June 30, 2024 compared to RM19.7 million ($4.2 million) for the six months ended June 30, 2023.

The revenue from interest income increased by RM2.1 million, or 185.52%, to RM 3.2 million ($677 thousand) for the six months ended June 30, 2024 compared to RM1.1 million ($240 thousand) for the six months ended June 30, 2023.

Revenue from other services consists of loan processing fees, management fees and marketing related services. The revenue from other services decreased by RM2.2 million, or 76.62%, to RM660 thousand ($140 thousand) for the six months ended June 30, 2024 compared to RM2.8 million ($605 thousand) for the six months ended June 30, 2023.

Other income

	Six months ended June 30, 2024		Six months ended June 30, 2023	Change
	RM	USD	RM	%
Interest income	3,771	799	942	300.32
Gain on disposal of investment	-	-	780,319	(100.00)
Gain on forex	352,100	74,642	158,801	121.72
Reimbursement income for expenses incurred	44,377	9,408	104,839	(57.67)
Reversal of impairment allowance on trade receivables	64,384	13,649	-	100.00
Others	26,769	5,674	10,005	167.56
Total	491,401	104,172	1,054,906	(53.42)

Other income was RM491 thousand ($104 thousand) and RM1.05 million ($226 thousand) for the six months ended June 30, 2024 and for the six months ended June 30, 2023 respectively.

Reimbursement income for expenses incurred relates to the monthly out-of-pocket expenses charged by Imej Jiwa Communications Sdn Bhd to their clients for the investor relation services.

Cost of Services

The table below sets forth details of our cost of revenue for the fiscal years indicated.

	Six months ended June 30, 2024		Six months ended June 30, 2023	Change
	RM	USD	RM	%
Consultant fee	3,465,205	734,589	5,676,167	(38.95)
IT expenses	42,003	8,904	180,669	(76.75)
Training costs	47,635	10,098	192,398	(75.24)
Other	426,720	90,461	-	100.00
Total	3,981,563	844,052	6,049,234	(34.18)

Our cost of services decreased by RM2.1 million to RM4 million ($844 thousand) for the six months ended June 30, 2024 compared to RM6 million ($1.3 million) for the six months ended June 30, 2023, which was due to utilization of internal expertise and resources in both consultancy and technology segments. Additionally, with long-term working relationship with external consultants has resulted in lower consultant fees. Consultant fee costs contributed RM3.5 million ($735 thousand), or 87.03% of the total cost of services.

Consultant fee costs decreased by RM2.2 million, or 38.95%, to RM3.5 million ($735 thousand) for the six months ended June 30, 2024 compared to RM5.7 million ($1.2 million) for the six months ended June 30, 2023. The consultant fee refers to the our costs incurred from assisting its clients, in engaging all the relevant professionals required during the listing process, including but not limited to legal counsel, auditors, finance consultants, the U.S. Capital markets consultant, which such consultant fee payment shall be included and treated as part of our consultation services for its clients during the initial public offering’s process. The gross profit margin of consultant income in terms of consultant fee was 93.4% for the six months ended June 30, 2024 compared to 72.7% for the six months ended June 30, 2023.

IT expenses were RM42 thousand ($8.9 thousand) for the six months ended June 30, 2024 compared to RM181 thousand ($39 thousand) for the six months ended June 30, 2023. The gross profit margin for Technology Development, Solutions and Consultancy revenue and IT expenses costs were 99.49% for the six months ended June 30, 2024, compared to 99.08% for the six months ended June 30, 2023. The subscription fees were mainly due to media monitoring subscription fees, which is used for tracking and analyzing media coverage of a company and cloud hosting platform.

Training costs was RM47.6 thousand ($10 thousand) for the six months ended June 30, 2024 and RM192 thousand ($41 thousand) for the six months ended June 30, 2023.

Other cost of services was RM427 thousand ($90 thousand) for the six months ended June 30, 2024 compared to nil for the six months ended June 30, 2023.

Depreciation

Depreciation was RM511 thousand ($108 thousand) for the six months ended June 30, 2024, an increase of RM236 thousand compared with RM274 thousand ($58.8 thousand) for the six months ended June 30, 2023, primarily due to additional assets acquired, such as new computer and accessories purchased for our employees who joined during the first half of the year 2024.

Directors’ fees

Directors’ fees increased from RM5.4 million ($1.2 million) for the six months ended June 30, 2023 to RM10.7 million ($2.3 million) for the six months ended June 2024, with an increase of RM5.3 million or approximately 96.34%, which was a result of an increase in directors’ fees effective from January 2024. Additionally, in the prior period, the group has only started paying directors’ fees to our Board of Directors effective from April 2023, upon our listing on The Nasdaq Stock Market LLC (“Nasdaq”).

Employees’ benefits expenses

For the six months ended June 30, 2024, the employees’ benefits expenses were RM7.7 million ($1.6 million), a slight decrease of RM 64.8 thousand compared with RM7.8 million ($1.7 million) for the six months ended June 30, 2023.

Impairment allowance on trade receivables

We have provided an impairment allowance on trade receivables amounting to RM 368 thousand ($78 thousand) for the six months ended June 30, 2024. The impairment allowance on trade receivable was nil for the six months ended June 30, 2023.

Rental expenses

Rental expenses increased by RM119 thousand, from RM150 thousand ($32.1 thousand) for the six months ended June 30, 2023 to RM269 thousand ($57 thousand) for the six months ended June 30, 2024. The group started to lease an additional office lot starting in December 2023 as the existing office spaces are no longer sufficient to accommodate the increasing number of employees.

Legal & professional fees

Legal and professional fees were RM3.5 million ($749 thousand) for the six months ended June 30, 2024, an increase of RM2.1 million when compared with RM1.5 million ($316 thousand) for the six months ended June 30, 2023. This is primarily due to our fund-raising activities.

Finance cost

Finance cost increased by RM12.9 thousand from RM15.9 thousand ($3.4 thousand) for the six months ended June 30, 2023 to RM28.8 thousand ($6.1 thousand) for the six months ended June 30, 2024, primarily due to increase in the interest rate and the principal of the term loan.

Other operating expenses

Other operating expenses included marketing expenses, office expenses, traveling expenses, and others. Other operating expenses increased by RM8.3 million from RM3.7 million ($786 thousand) for the six months ended June 30, 2023 to RM12 million ($2.5 million) for the six months ended June 30, 2024, mainly due to (i) increase in marketing expenses by RM3.7 million to reach out to more customers and create brand awareness, (ii) increase in traveling expenses by RM652 thousand as we were traveling actively to meet with our existing and potential clients and (iii) increase in office expenses by RM845 thousand as bigger offices require higher maintenance and cleaning.

We expect overall operating costs, including marketing expenses, salaries, professional and business consulting expenses, to continue to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations.

Operating Income

Our operating income for the six months ended June 30, 2024 was RM26.2 million ($5.6 million) compared to operating income of RM20.7 thousand ($4.4 million) for the six months ended June 30, 2023, with an increase of RM5.6 million with approximately 26.9%, which was due to an increase in revenue generated from business strategy consultancy and the reduction in cost of services.

Income Tax Expense

The income tax expense was RM826 thousand ($175 thousand) for the six months ended June 30, 2024 compared to income tax expense of RM626 thousand ($134 thousand) for the six months ended June 30, 2023. The increase in income tax expense is in line with the increase in our group revenue.

Fair value adjustment on financial assets measured at fair value through profit and loss

Fair value adjustment on financial assets measured at fair value through profit and loss was nil for both of the six months ended June 30, 2024 and 2023.

Outstanding equity investments measured at fair value through other comprehensive income (“FVTOCI”) are remeasured to an updated fair value at each reporting period with changes in fair value recorded to “Financial assets measured at FVTOCI” in the consolidated statement of financial position and to “Fair value adjustment on financial assets measured at FVTOCI” in the consolidated statement of comprehensive income. See “Note 4 – Financial assets measured at FVTOCI” in “Notes to the interim condensed consolidated financial statements” in exhibit 99.2 of this Current Report on Form 6-K for a description of how the fair value of the equity investments are determined.

Liquidity and Capital Resources

We monitor our liquidity risk and maintain a level of cash and cash equivalents, deemed adequate by management to finance our operations and to mitigate the effects of fluctuations in cash flows. We consider cash from operating activities as the principal source of cash generation for our business. Cash and cash equivalents decreased by approximately RM1.2 million to RM5.9 million ($1.2 million) as of June 30, 2024 compared to RM4.6 million ($1 million) as of December 31, 2023. As of the date of this filing, we believe that our cash and cash equivalents of RM5.9 million as of June 30, 2024 along with other actions the Company is taking are sufficient to fund ongoing operations for at least the next 12 months. We will seek to improve its liquidity position by potentially taking any or all of the following actions: improving collection of the outstanding trade and other receivable balances of RM142 million, as of June 30, 2024 and reducing general and administrative expenses.

Cash Flows

The following table sets forth our cash flows for the periods indicated:

	Six months ended June 30, 2024		Six months ended June 30, 2023
	RM	USD	RM
Cash used in operating activities	(19,508,769)	(4,135,668)	(17,180,181)
Cash (used in) / generated from investing activities	(21,757,285)	(4,612,331)	12,955,089
Cash generated from financing activities	40,336,915	8,551,030	15,612,580
Net (decrease) / increase in cash and equivalents	(929,139)	(196,969)	11,387,488
Effect of foreign exchange	2,164,575	431,472	(54,622)
Cash and equivalents at beginning of period	4,637,279	1,010,455	3,995,995
Cash and equivalents at end of period	5,872,715	1,244,958	15,328,861

Operating Activities

Net cash used in operating activities consists primarily of net income adjusted for non-cash items, changes in working capital and income tax expense. The timing between the conversion of our trade receivables into cash from our customers and distributions to our employees and vendors are the primary drivers of changes to our working capital.

Net cash used in operating activities for the six months ended June 30, 2024 was RM19.5 million ($4.1 million), which consists of our profit before tax of RM26.2 million ($5.6 million) as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash primarily included share based payment for director fee at RM5.97 million ($1.27 million), impairment allowance on trade and loan receivables at RM368 thousand ($78 thousand), depreciation of property, plant and equipment, and depreciation of right-of-use asset at RM511 thousand ($108 thousand). The principal items accounting for the changes in operating assets and liabilities were (i) RM 53.7 million ($11.4 million) of increase in trade and other receivables and (ii) RM1.6 million ($348 thousand) of increase in trade and other payables.

Investing Activities

Net cash used in investing activities was RM21.8 million ($4.6 million) for the six months ended June 30, 2024 compared to RM12.9 million ($2.78 million) generated from investing activities for the six months ended June 30, 2023. Cash used in or generated from investing activities was mainly due to our investment in Fintech Scion Limited which is worth RM26.9 million ($5.7 million) as part of our professional fees and RM9 million ($1.9 million) from the disposal of our shares holding in YY Group Holding Limited.

Financing Activities

Net cash generated from financing activities was RM40.3 million ($8.6 million) for the six months ended June 30, 2024 compared to RM15.6 million ($3.3 million) generated from financing activities for the six months ended June 30, 2023. Cash generated from financing activities for the six months ended June 30, 2024 was primarily related to RM41.4 million ($8.8 million) in proceeds from our at-the-market offerings, private placement, the exercise of warrants and follow on public offering.

Capital Expenditures

We have no material capital expenditures planned for the next 12 months.

Contractual Obligations

See “Contractual Obligations” under “Liquidity and Capital Resources” in the Company’s 2023 Form 20-F.

Off Balance Sheet Arrangements

None.

Quantitative and Qualitative Disclosures about Market Risk

The management of the group monitors and manages the financial risks relating to the operations of the group to ensure appropriate measures are implemented in a timely and effective manner. These risks include market risk (including currency risk and interest rate risk), credit risk and liquidity risk.

Market risk management

The group activities are exposed primarily to the financial risks of changes in foreign currency exchange rates and interest rates. Management monitors risks associated with changes in foreign currency exchanges rates and interest rates and will consider appropriate measures should the need arise.

There has been no significant change to the group’s exposure to market risk or the manner in which it manages and measures the risk.

Foreign currency risk management

The group also transacts business in foreign currencies other than its functional currencies, as further disclosed below, and is therefore exposed to foreign exchange risk.

The currency exposure of financial assets and financial liabilities denominated in currencies other than the Group’s functional currencies are as follows:

	Assets		Liabilities
	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
	RM	RM	RM	RM

Singapore Dollar	21,020	15,101	6,000	-
United States Dollar	23,613,396	7,123,179	350,167	1,416,836

Foreign currency sensitivity

The following table details the sensitivity to a 5% increase and decrease in the related foreign currencies against the functional currency (“RM”) with all the other variables held constant. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the possible change in foreign exchange rates.  The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 5% change in foreign currency rates.

	June 30, 2024	December 31, 2023
	RM	RM
Singapore Dollar	751	755
United States Dollar	1,163,161	285,317

Interest rate risk management

The group is exposed to interest rate risk as the group has bank loans which are interest bearing. The interest rates and terms of repayment of the loans are disclosed in the notes to the financial statements. The group currently does not have an interest rate hedging policy.

Interest rate sensitivity analysis

The sensitivity analysis below has been determined based on the exposure to interest rate for non-derivative instruments at the end of the reporting period.  A 50 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates on loans had been 50 basis points higher/lower and all other variables were held constant, the Group’s profit for the year would decrease/increase by approximately RM3,347 (2023: RM1,613 and 2022: RM5,983).

Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the group. At the end of each reporting period, the group maximum exposure to credit risk which will cause a financial loss to the group due to failure to discharge an obligation by the counterparties arises from the carrying amount of the respective recognized financial assets as stated in the Statements of Financial Position.

In order to minimize credit risk, the group has delegated its finance team to develop and maintain the group’s credit risk grading to categorize exposures according to their degree of risk of default. The finance team uses publicly available financial information and the group’s own historical repayment records to rate its major customers and debtors. The group’s exposure and the credit ratings of its counterparties are continuously monitored, and the aggregate value of transactions concluded is spread amongst approved counterparties.

The group’s current credit risk grading framework comprises the following categories:

Category	Description	Basis for recognizing ECL
Performing	The counterparty has a low risk of default and does not have any past-due amounts	12-month ECL
Doubtful	There has been a significant increase in credit risk since initial recognition	Lifetime ECL- not credit-impaired
In default	There is evidence indicating the asset is credit impaired	Lifetime ECL - credit impaired
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery	Amount is written off

For trade receivables, the Group has applied the simplified approach allowed in the accounting standard to measure the loss allowance at lifetime ECL. The Group determines the ECL on these items by using a provision matrix, estimated based on historical credit loss experience based on the past default experience of the debtor, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the reporting date. To measure the expected credit losses, trade receivables has been grouped based on shared credit risk characteristics (including high risk, normal risk and low risk type).

The directors of the Company considered that the ECL for non-credit impaired trade receivables is insignificant as at the end of the reporting period.

Liquidity risk management

Liquidity risk is the risk that the group will encounter difficulty in meeting financial obligations due to shortage of funds.

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating expenditure commitments. Our liquidity needs are to meet our working capital requirements and operating expenses obligations. To date, we have financed our operations primarily through cash flows from operations, equity financing, and short-term borrowing from banks and third parties.

Based on the above considerations, management is of the opinion that hawse have sufficient funds to meet our working capital requirements and debt obligations, for at least the next 12 months from the unaudited condensed consolidated financial statement filing date. However, there is no assurance that management will be successful in their plans. There are several factors that could potentially arise that could undermine our plans, such as changes in the demand for its services, economic conditions, its operating results not continuing to deteriorate and its bank and shareholders being able to provide continued financial support.

The group maintains sufficient cash and cash equivalent, and internally generated cash flows to finance their activities.

Liquidity risk analyses

Non-derivative financial liabilities

The following table details the remaining contractual maturity for non-derivative financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the group can be required to pay. The table includes both interest and principal cash flows. The adjustment column represents the possible future cash flows attributable to the instrument included in the carrying amount of the financial liability on the statement of financial position.

	Weighted	On
	average	demand
	effective	or within	Within
	interest rate	1 year	2 to 5 years	Total
	%	RM	RM	RM
As of June 30, 2024
Non-interest bearing	-	21,026,860	-	21,026,860
Fixed interest rate	3.5-5%	638,683	265,342	904,025
Variable interest rate	BLR+2.6%	707,726	170,444	878,170
Total		22,373,269	435,786	22,809,055

2023
Non-interest bearing	-	20,684,288	-	20,684,288
Fixed interest rate	3.5-5%	680,916	878,224	1,559,140
Variable interest rate	BLR+2.6%	43,668	81,282	124,950
Total		21,408,872	959,506	22,368,378

Non-derivative financial assets

As at the end of the reporting period, the non-derivative financial assets are interest free and repayable on demand.

Fair value of financial assets and financial liabilities

The management considers that the carrying amounts of group’s financial assets and financial liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments. The fair values of other classes of financial assets and liabilities are disclosed in the respective notes to financial statements.